UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

CLAYTON WILLIAMS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

96949010

(CUSIP Number)

CLAYTON W. WILLIAMS, JR., PRESIDENT

CLAYTON WILLIAMS ENERGY, INC.

SIX DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2006 and December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96949010

1.	Names of Reporting Persons. Clayton W. Williams, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,774,198

	8.	Shared Voting Power 1,289,682

	9.	Sole Dispositive Power 1,791,590

	10.	Shared Dispositive Power 1,272,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,063,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 96949010

1.	Names of Reporting Persons. Clajon Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,247,488

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,247,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 96949010

1.	Names of Reporting Persons. CWPLCO Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,247,488

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,247,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) CO

INTRODUCTION.

The following is an amendment (this “Amendment”) to that certain Schedule 13D filed by the reporting persons filing this statement (the “Reporting Persons”), being Clayton W. Williams, Jr. (“Mr. Williams”), Clajon Holdings, Inc. (“Holdings”) and CWPLCO, Inc. (“CWPLCO”), or their predecessors as follows:

Original Schedule 13D	June 4, 1993
Amendment 1	September 2, 1993
Amendment 2	January 12, 1994
Amendment 3	April 3, 1995
Amendment 4	October 19, 1995
Amendment 5	May 1, 1996
Amendment 6	November 19, 1996
Amendment 7	September 30, 1999
Amendment 8	April 19, 2002
Amendment 9	November 11, 2005

(collectively, the “Original 13D, as amended”), to reflect changes in beneficial ownership of shares of Common Stock, $0.10 par value (the “Common Stock”), of Clayton Williams Energy, Inc. (the “Issuer”) by the Reporting Persons.  The changes in beneficial ownership reported herein include changes in beneficial ownership as a result of the following:

•      the purchase of 132,508 shares of Common Stock by Clayton Williams Partnership, Ltd. (“CWPL”) in open market transactions since November 28, 2005; and

•      the December 20, 2006 liquidation, dissolution and termination of CWPL, of which (a) The Williams Children’s Partnership, Ltd. (“WCPL”) was the sole limited partner (holding a 75% limited partner interest in CWPL) and (b) CWPLCO was the sole general partner (holding a 25% general partner interest in CWPL).

Prior to the liquidation, dissolution and termination of CWPL, CWPL held an aggregate of 4,088,171 shares of the Issuer’s Common Stock, and upon the liquidation, dissolution and termination of CWPL, CWPL distributed 1,022,043 shares of the Issuer’s Common Stock to CWPLCO and 3,066,128 shares of the Issuer’s Common Stock to WCPL.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Original 13D, as amended, remains unchanged and in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

In open market transactions between November 28, 2005 and January 20, 2006, CWPL acquired 132,508 shares of Common Stock for aggregate consideration of $6,101,009.  The purchase price was financed with proceeds of a loan from JPMorgan Chase Bank, N.A. to CWPL pursuant to the Revolving Credit Promissory Note filed as Exhibit 7.13 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons.

As described in the Introduction, CWPL was liquidated, dissolved and terminated on December 20, 2006, and all of its assets, including shares of the Issuer’s Common Stock held by CWPL, were distributed to CWPLCO, its general partner, and WCPL, its limited partner, in accordance with their respective interests in CWPL (the “Reorganization”).  As a result of the Reorganization, 1,022,043 shares of the Issuer’s Common Stock were distributed to CWPLCO and 3,066,128 shares of the Issuer’s Common Stock were distributed to WCPL.

WCPL is a limited partnership formed in 1995 for the benefit of the adult children of Mr. Williams.  Prior to the Reorganization, CWPLCO was the general partner of WCPL and held a 1% general partner interest in WCPL, and the adult children of Mr. Williams were the limited partners of WCPL, collectively holding a 99% limited partner interest in WCPL.  In connection with the Reorganization, CWPLCO withdrew as a general partner of WCPL and LPL/Williams GP, LLC (“LPL/Williams”) was admitted as the sole general partner of WCPL.  Pursuant to the Agreement of Limited Partnership of WCPL, dated as of March 31, 1995, upon the withdrawal by CWPLCO as a general partner of WCPL, CWPLCO’s general partner interest in WCPL automatically converted into a limited partner interest in WCPL.  Immediately following such conversion, WCPL redeemed CWPLCO’s limited partner interest in WCPL in exchange for 30,661 shares of the Issuer’s Common Stock, cash and other assets.  As a result of the Reorganization, LPL/Williams owns a 0.002% general partner interest in WCPL, and the adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.

The shares beneficially owned by Holdings are held by CWPLCO, a wholly owned subsidiary of Holdings.  Holdings previously reported beneficial ownership of all 4,088,171 shares of the Issuer’s Common Stock held by CWPL as the beneficial owner of the sole general partner of CWPL.  Because CWPLCO is no longer a general partner of WCPL, it is no longer a beneficial owner of the shares of the Issuer’s Common Stock held by WCPL.

The shares held by WCPL are beneficially owned by LPL/Williams, which holds a 0.002% general partner interest in WCPL.  L. Paul Latham is the sole member of LPL/Williams.

Since the date of Amendment No. 9 to the Schedule 13D filed by the Reporting Persons, Mr. Williams’ beneficial ownership of the Issuer’s Common Stock has decreased by 2,936,648 shares, which change included the purchase of 132,508 shares by CWPL and the subsequent net disposition of 3,035,467 shares in connection with the Reorganization.  The remaining decrease of 33,689 shares resulted from shares owned by three of Mr. Williams adult children that are no longer attributed to Mr. Williams (34,611 shares) and a net decrease in Mr. Williams’ account in the Issuer’s 401(k) Plan (154 shares), net of an increase of 1,076 shares held by Mr. Williams’ grandchildren for which Mr. Williams’ spouse is the trustee.

Item 4.	Purpose of Transaction

The purpose of the acquisition of 132,508 shares of Common Stock by CWPL described in Item 3 was to maintain Mr. Williams’ position as a principal stockholder of, and to increase his personal investment in, the Issuer.  The purpose of the Reorganization described in Item 3 was to achieve certain tax and estate planning objectives of Mr. Williams.

Following the acquisition of Common Stock by CWPL, the subsequent Reorganization and the other changes in beneficial ownership described in Item 3, Mr. Williams beneficially owns, either individually or through his affiliates, approximately 25.3% of the Issuer’s outstanding shares of Common Stock (determined as if the shares Mr. Williams has the right to acquire within 60 days are outstanding).  WCPL owns approximately 26.7% of the Issuer’s outstanding shares of Common Stock.  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL and LPL/Williams GP, LLC, the general partner of WCPL (of which L. Paul Latham is the sole member) owns a 0.002% general partner interest in WCPL.  Following the Reorganization, Mr. Williams and his family continue to have a pecuniary interest in a significant percentage of the Issuer’s Common Stock.  Mr. Williams is also Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  As a result, Mr. Williams has significant influence in matters voted on by the Issuer’s stockholders, including the election of board members, and in management decisions.  Mr. Williams actively participates in all facets of the Issuers’ business and has a significant impact on both its business strategy and daily operations.

Subject to the factors discussed below, the Reporting Persons may purchase additional Common Stock in the open market or otherwise, including pursuant to trading plans adopted in accordance with Section 10b5-1 of the Securities Exchange Act of 1934, which may be entered into from time to time by one or more of the Reporting Persons.  Additionally, the Reporting Persons or their affiliates may acquire debt securities of the Issuer including the Issuer’s 7.75% Senior Notes due 2013 (“Senior Notes”) from time to time in the open market or otherwise.  The Reporting Persons intend to review on a continuing basis various factors relating to their investments in the Issuer, including the Issuer’s business and prospects, the price and availability of Common Stock and the Senior Notes, subsequent developments affecting the Issuer, other investment and business opportunities available to them and general stock market and economic conditions.  Based on these factors, any Reporting Person may decide to pursue or abandon negotiations to purchase additional Common Stock, or the Senior Notes, or may determine to sell all or part of its investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate number of shares of Common Stock beneficially owned, through shared control of voting and disposition, by the group consisting of Mr. Williams, Holdings and CWPLCO, is 1,247,488 shares, which constitutes approximately 11.0% of the issued and outstanding shares of Common Stock.  All of these shares are owned of record by CWPLCO.  Additionally, Mr. Williams beneficially owns 1,816,392 shares of Common Stock, including 750,000 shares which Mr. Williams has the right to acquire within 60 days hereof through the exercise of stock options.  Therefore, Mr. Williams’ total beneficial ownership is 3,063,880 shares of Common Stock, constituting approximately 25.3% of the total outstanding shares of Common Stock (determined as if the shares Mr. Williams has the right to acquire within 60 days are outstanding).

The aggregate number of shares of Common Stock beneficially owned by each of the other persons named in Item 2 of the Original 13D, as amended, is as follows: (1) L. Paul Latham, 3,036,409 shares; (2) T. Mark Tisdale, 10,517 shares, including 3,100 shares which Mr. Tisdale has the right to acquire beneficial ownership within 60 days hereof through the exercise of stock options; (3) Mel G. Riggs, 10,619 shares, including 5,000 shares which Mr. Riggs has the right to acquire within 60 days hereof through the exercise of stock options.

The shares of the Issuer’s Common Stock reported as being beneficially owned by Mr. Latham include 3,035,467 shares of the Issuer’s Common Stock held by WCPL.  Mr. Latham is the sole member of LPL/Williams, which is the sole general partner of WCPL (owning a 0.002% general partner interest in WCPL).  The adult children of Mr. Williams collectively own a 99.998% limited partner interest in WCPL.  Through his indirect ownership of general partner interest in WCPL, Mr. Latham may be deemed to be the beneficial owner of all shares of the Issuer’s Common Stock held by WCPL.

Each of Holdings and CWPLCO disclaims beneficial ownership of all shares of the Issuer’s Common Stock attributable to Messrs. Latham, Tisdale and Riggs.  The filing of this Schedule 13D shall not be construed as an admission that either Holdings or CWPLCO is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares of Common Stock.

(b)           The Reporting Persons share the power to vote or to direct the vote and the power to dispose or direct the disposition of all 1,247,488 shares of Common Stock beneficially held by them as a group as described in paragraph (a) of this Item 5.  With respect to the 1,816,392 additional shares of Common Stock which Mr. Williams beneficially owns or has the right to acquire, as described in paragraph (a) of this Item 5, Mr. Williams has the sole power to vote and sole power to dispose of 1,774,198 of those shares and the sole power to dispose of an additional 17,392 of those shares (the power to vote these 17,392 shares is held by the trustee of the Issuer’s 401(k) Plan and Trust).  The remaining 11,632 shares are beneficially owned by Mr. Williams through his spouse as trustee for trusts for the benefit of him and his grandchildren.

 (c)          None.

(d)           None.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2007	/s/ Clayton W. Williams, Jr.
Clayton W. Williams, Jr.

Date: December 20, 2007	Clajon Holdings, Inc.

	By:	/s/ L. Paul Latham
L. Paul Latham, Vice President

Date: December 20, 2007	CWPLCO, Inc.

	By:	/s/ L. Paul Latham
L. Paul Latham, Vice President